Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [Redacted] indicates that information has been omitted.

Exhibit 99.13

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of October 3, 2023

AMONG:

LITHIUM AMERICAS CORP., a corporation organized and existing under the laws of the Province of British Columbia

(the “Corporation”)

- and -

GENERAL MOTORS HOLDINGS LLC, a limited liability company organized and existing under the laws of the State of Delaware

(the “Investor”).

RECITALS:

A.

The Investor has agreed to make investments in Lithium Argentina (as defined herein) and the Corporation in the aggregate amount of up to US$650,000,000, on the terms and subject to the conditions set forth in the Master Purchase Agreement.

B.

The Investor has completed the Tranche 1 Investment (as such term is defined in the Master Purchase Agreement) in Lithium Argentina under the Master Purchase Agreement, pursuant to which it subscribed for Subscription Receipts (as defined herein) having an aggregate subscription price of US$320,147,865.62.

C.	The Investor has agreed to make an investment in the Corporation in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless otherwise provided:

(a)

“Affiliate” means, as to any specified Person, any other Person or entity who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

(b)	“Agreement” means this subscription agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(c)

“Annual Carve-Out Financial Statements” means audited carve-out financial statements for the North American Business for the years ended December 31, 2022, 2021 and 2020 and attached as Schedule “J” of the Circular;

(d)	“Ancillary Agreements” means the Master Purchase Agreement, the Offtake Agreement and the Investor Rights Agreement;

(e)

“Applicable Laws” means, with respect to any Person, property, transaction event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, Orders and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(f)

“Authorizations” means, with respect to any Person, any Order, Permit, approval, consent, waiver, licence or similar authorization issued by, or required to be obtained from, any Governmental Entity having jurisdiction over the Person;

(g)

“Available Capital” means, with respect to the Corporation, the sum of (i) cash and cash equivalents held by the Corporation and its Subsidiaries and reserved for the development of the Thacker Pass Project; (ii) all credit available to be drawn (whether or not subject to conditions) on all loans and credit facilities whose use of proceeds entitles the Corporation to allocate the proceeds for the development of the Thacker Pass Project, including any loan or credit facility provided by the United States Department of Energy; and (iii) the gross proceeds of all outstanding funding obligations from the Investor and its Affiliates pursuant to the Master Purchase Agreement, this Agreement or otherwise (including under Article 8 of the Master Purchase Agreement);

(h)	“BCBCA” means the Business Corporations Act (British Columbia);

(i)

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of New York or the City of Detroit and (b) a day on which banks are generally closed in the Province of British Columbia, the City of New York or the City of Detroit;

(j)

“Change of Control” means (A) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Corporation, or (B) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Corporation;

(k)	“Change of Control Notice” means a notice of a potential Change of Control;

(l)	“Circular” means the Management Information Circular of Lithium Argentina dated June 16, 2023;

(m)	“Claim” means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration, including, for greater certainty, any proceeding or investigation by a Governmental Entity;

(n)	“Common Shares” means common shares in the capital of the Corporation;

(o)	“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral;

(p)

“control” (including the terms “controlled by”, “controlling”, and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise;

(q)

“Corporation Audited (Nil) Financial Statements” means the audited (nil) financial statements of the Corporation from the period from incorporation on January 23, 2023 to March 31, 2023 and attached as Schedule “I” of the Circular;

(r)	“Corporation Equity Incentive Plan” means the equity incentive plan of the Corporation attached as Exhibit III to Schedule “C” of the Circular;

(s)	“Corporation Financial Statements” means, collectively, the Corporation Audited (Nil) Financial Statements, the Annual Carve-Out Financial Statements and the Interim Carve-Out Financial Statements;

(t)	“Corporation Indemnified Parties” has the meaning ascribed thereto in Section 8.2(a) hereof;

(u)

“Current Market Price” of any common shares at any date means the price per share equal to the volume weighted average trading price per share of such common shares on the NYSE during the five (5) consecutive trading days ending before such date or, if such common shares are not then listed on the NYSE, on the TSX during the five (5) consecutive trading days ending before such date, in each case as reported by Bloomberg Finance, L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average trading price is unavailable, the market price of one such common share on each such trading day). The “volume-weighted average trading price” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

(v)	“Direct Claim” has the meaning ascribed thereto in Section 8.3(a);

(w)

“Disclosure Documents” means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on SEDAR or with the United States Securities and Exchange Commission on EDGAR or otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars and technical reports since January 1, 2022;

(x)	“Disclosure Letter” means the disclosure letter of the Corporation delivered to the Investor concurrently with the execution of this Agreement;

(y)	“Effective Time” has the meaning ascribed thereto in the Circular;

(z)

“Environmental Laws” means all Applicable Laws relating to worker health and safety, pollution, natural resources, protection and preservation of the natural environment or any species that might make use of it or the generation, production, import, export, use, handling, storage, treatment, transportation, disposal or release of Hazardous Materials, including under common law, and all Authorizations issued pursuant to such Applicable Laws;

(aa)

“Environmental Permits” includes all Orders, Permits, certificates, approvals, consents, registrations and licences issued by, or required to be obtained from, any authority of competent jurisdiction under any Environmental Law;

(bb)

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(cc)

“Hazardous Materials” means any pollutant, contaminant or hazardous or toxic substance, material or waste that is regulated by or forms the basis of liability under, any Environmental Law, including, without limitation, (i) any material, substance or waste that is defined as a “hazardous waste”, “hazardous material”, “hazardous substance”, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “hazardous constituent”, “special waste”, “toxic substance” or other similar term or phrase under any Environmental Law, (ii) petroleum, petroleum hydrocarbons, petroleum products, crude oil or any fraction or by-product derivatives thereof, (iii) asbestos, (iv) polychlorinated biphenyls, or (v) any radioactive substance;

(dd)

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and any interpretations thereof issued by the International Financial Reporting Interpretations Committee;

(ee)

“Indemnified Party” means, in the case of Losses for which indemnification is provided under Section 8.2, any of the Corporation Indemnified Parties, or in the case of Losses for which indemnification is provided under Section 8.1, any of the Investor Indemnified Parties;

(ff)	“Indemnifying Party” means either the Corporation or the Investor, as applicable;

(gg)

“Interim Carve-Out Financial Statements” means the interim carve-out financial statements for the North American Business for March 31, 2023 and the comparative periods and attached as Schedule “K” of the Circular;

(hh)	“Investor Indemnified Parties” has the meaning ascribed thereto in Section 8.1(a) hereof;

(ii)	“Investor Rights Agreement” means the investor rights agreement between the Corporation and the Investor dated as of the date hereof;

(jj)

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(kk)	“Lithium Argentina” means Lithium Americas (Argentina) Corp.;

(ll)

“Loss” means any actual and incurred loss, liability, Claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or Claim;

(mm)	“Master Purchase Agreement” means the master purchase agreement between Lithium Argentina and the Investor dated January 30, 2023;

(nn)

“Material Adverse Change” means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or could reasonably be expected to be, individually or in the aggregate, have a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Change:

(i)	changes in the regulatory accounting requirements applicable to the Corporation or the Subsidiaries;

(ii)	changes in general economic or political conditions (whether international, national or local);

(iii)	changes (including changes of Applicable Laws) generally affecting the industry or industries in which the Corporation or the Subsidiaries operate;

(iv)	acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v)	shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the members of the Corporation or the Subsidiaries;

(vi)	the announcement or consummation of the transactions contemplated by this Agreement;

(vii)	any action taken (or omitted to be taken) at the express written request or with the express written consent of the Investor;

(viii)	any action taken by the Corporation or the Subsidiaries that is required pursuant to this Agreement; or

(ix)

any failure by the Corporation or the Subsidiaries to meet any internal or published projections or forecasts for any period (it being understood that the underlying cause of the failure, if any, to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Change has occurred or could occur);

provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact the Corporation and the Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which the Corporation or the Subsidiaries operate;

(oo)	“Material Contract” means each Contract that is material to the business, affairs or operations of the Corporation and the Subsidiaries, taken as a whole;

(pp)

“North American Business” means all of the businesses carried on by the Corporation and its Affiliates with respect to the exploration and development of the Thacker Pass Project and includes all the assets and liabilities pertaining to the foregoing or otherwise held by any of them immediately prior to the Effective Time (including workforce and working capital) and the equity interests held in Green Technology Metals Limited and Ascend Elements, Inc.;

(qq)	“NYSE” means the New York Stock Exchange;

(rr)	“Offtake Agreement” means the offtake agreement between Lithium Argentina and the Investor dated February 16, 2023, as assigned to the Corporation by Lithium Argentina as of the date hereof;

(ss)	“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(tt)

“Ordinary Course”, when used in relation to the taking of any action by any Person, means that the action is consistent with the past practices of such Person, or its business, is taken in the ordinary course of normal day-to-day operations of such Person, or its business and is consistent with reasonable, industry standard actions by the Corporation including in furtherance of (i) capital-raising activities of the Corporation; (ii) the preparation for, and execution of, the Separation Transaction, including retaining and transitioning employees, officers and directors for each of the Corporation and Lithium Argentina; or (iii) any Specified Matters that may arise in respect of the Corporation;

(uu)	“Outside Date” means August 16, 2024;

(vv)	“Permit” means any permit, license, approval, or other authorization required to be obtained by any Governmental Entity;

(ww)	“Permitted Liens” means, in respect of the Corporation and the Subsidiaries, any one or more of the following:

(i)

Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities (A) which are not yet due and payable or delinquent or (B) which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entity is prevented from taking collection action during the valid contest of such amounts and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Corporation in accordance with IFRS;

(ii)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the assets of the Corporation and the Subsidiaries, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any assets of the Corporation and the Subsidiaries and in respect of which adequate holdbacks are being maintained as required by Applicable Laws or as imposed by any Governmental Entity having jurisdiction over real property;

(iii)

municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property provided that the same does not materially impair the use, marketability or development of real property as presently used or planned to be used;

(iv)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Corporation or the Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (A) were not incurred in connection with any indebtedness, and (B) do not materially impair or add material cost to the value or use of the subject property;

(v)

Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the assets of the Corporation and the Subsidiaries, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(vi)

easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially impair the use of such property as it is being used on the date of this Agreement;

(vii)

such other imperfections or irregularities of title or Liens as do not individually or in the aggregate materially detract from the value or materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

(viii)

any Liens, other than those described above, that are (A) registered or of record as of the date hereof against title to real property comprising the assets of the Corporation and the Subsidiaries in the applicable land registry offices or recording offices, or (B) registered or recorded, as of the date hereof, against the assets of the Corporation and the Subsidiaries in a public personal property registry, or similar registry systems;

(ix)	Liens granted in connection with any project financing obtained by the Corporation; and

(x)	Liens that could not result in an aggregate liability in excess of $35,000,000;

(xx)

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

(yy)	“Purchased Shares” has the meaning ascribed thereto in Section 2.1 hereof;

(zz)	“Relative SpinCo Value Ratio” means the SpinCo Market Capitalization divided by the sum of the RemainCo Market Capitalization and the SpinCo Market Capitalization;

(aaa)

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, emptying, escaping, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the environment;

(bbb)

“RemainCo Market Capitalization” means the number of issued and outstanding common shares of Lithium Argentina multiplied by the Current Market Price of such common shares on the sixth trading day immediately following completion of the Separation Transaction;

(ccc)

“Sanctioned Person” means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(ddd)

“Sanctioned Territory” means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic);

(eee)	“Sanctions” means the economic sanctions laws, trade embargoes, export controls or restrictive measures administered, enacted or enforced by any Sanctions Authority;

(fff)

“Sanctions Authority” means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(ggg)	“Schedules” has the meaning ascribed thereto in Section 1.2(e) hereof;

(hhh)

“Securities Laws” means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSX and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

(iii)	“Separation Transaction” has the meaning ascribed thereto in the Master Purchase Agreement;

(jjj)

“Specified Matters” means any action, investigation, review, or inquiry involving the Corporation or its shareholders at any time prior to the Tranche 2 Closing Date relating to foreign investment law matters, which for greater certainty includes (i) the receipt by the Corporation of any notice under the Investment Canada Act or any request for information in relation to any matter under review under Part IV.1 of the Investment Canada Act; and (ii) the receipt by the Corporation of any request for information from CFIUS pursuant to the Defense Production Act of 1950, as amended, and the implementing regulations thereof;

(kkk)

“SpinCo Market Capitalization” means the number of issued and outstanding Common Shares multiplied by the Current Market Price of such Common Shares on the sixth trading day immediately following completion of the Separation Transaction;

(lll)	“Subscription Receipt Agent” means Computershare Trust Company of Canada;

(mmm)	“Subscription Receipt Agreement” means the subscription receipt agreement among Lithium Argentina, the Investor and the Subscription Receipt Agent dated as of February 16, 2023;

(nnn)	“Subscription Receipts” means the subscription receipts of Lithium Argentina issued to the Investor pursuant to the Master Purchase Agreement and Subscription Receipt Agreement;

(ooo)	“Subsidiaries” means the following subsidiaries of the Corporation: 1339480 B.C. Ltd., Lithium Nevada Corp. and KV Project LLC;

(ppp)	“subsidiary” has the meaning ascribed to such term in the BCBCA;

(qqq)	“Survival Date” has the meaning ascribed thereto in Section 8.5 hereof;

(rrr)

“Thacker Pass Development Plan Funding” means the estimated capital cost for the development of the Thacker Pass Project, amounting to US$2,268.0 million as at the date hereof, as may be modified from time to time by the Corporation with the prior written consent of the Investor (not to be unreasonably withheld, conditioned or delayed);

(sss)

“Tax” or “Taxes” includes any federal, state, provincial, local, foreign and other taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, net proceeds, ad valorem, bank shares, alternative or add-on minimum, environmental, transaction, lease, occupation, severance, energy, unemployment, workers’ compensation, capital gains, special assessment, digital services, escheat, unclaimed property, capital stock, disability, production, utility, intangible property, estimated, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or successor liability in respect of any of the foregoing;

(ttt)

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed under Applicable Law in respect of Taxes;

(uuu)	“Thacker Pass Project” means the Corporation’s lithium project property located in Humboldt County, Nevada;

(vvv)	“Third Party” has the meaning ascribed thereto in Section 8.3(a);

(www)	“Third Party Claim” has the meaning ascribed thereto in Section 8.3(a);

(xxx)	“Threatened Release” means a substantial likelihood of a sudden Release that requires immediate action to prevent or mitigate damage to the environment that may result from such Release;

(yyy)	“TP Available Capital Notice” has the meaning ascribed thereto in Section 4.1(m) hereof;

(zzz)	“Tranche 2 Closing” has the meaning ascribed thereto in Section 5.1;

(aaaa)

“Tranche 2 Closing Date” means the ten (10) Business Days following the satisfaction or waiver of the last of the conditions precedent in Article 4, or such other time and date as may be mutually agreed by the Corporation and the Investor;

(bbbb)	“Tranche 2 Closing Time” means 10:00 a.m. (Vancouver time) on the Tranche 2 Closing Date;

(cccc)	“Tranche 2 Investment” means the subscription for the Purchased Shares for the Tranche 2 Subscription Price;

(dddd)	“Tranche 2 Price Ceiling” means, in respect of a subscription for Purchased Shares, US$27.74 per Common Share, multiplied by the Relative SpinCo Value Ratio;

(eeee)

“Tranche 2 Subscription Price” means the Current Market Price of the Purchased Shares as at the date that the TP Available Capital Notice is delivered by the Corporation to the Investor to a maximum of the Tranche 2 Price Ceiling;

(ffff)	“Transfer Restrictions” means the transfer restrictions contained in Section 5.3 of the Investor Rights Agreement;

(gggg)	“TSX” means the Toronto Stock Exchange;

(hhhh)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(iiii)

“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act. Without limiting the foregoing, but for greater clarity in this Agreement, a U.S. Person includes, subject to the exclusions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (v) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by U.S. accredited investors who are not natural persons, estates or trusts;

(jjjj)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(kkkk)	[Redacted]

1.2	Interpretation

For the purposes of this Agreement:

(a)	words (including defined terms) using or importing the singular number include the plural and vice versa, words importing one gender only shall include all genders;

(b)	the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c)	all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d)

the phrases “to the knowledge of”, “to the best knowledge of”, or “of which they are aware”, or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by a party to this Agreement, means that such party has reviewed all records, documents and other information currently in their possession or under their control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e)	unless otherwise specified, all references in this Agreement to the symbol “$” are to the lawful money of the United States of America;

(f)	the use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively;

(g)

reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(h)

reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(i)	reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(j)

the phrases “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement; and

(k)	references to time are to the local time in Vancouver, British Columbia.

1.3	Schedules

The following schedules attached to this Agreement (the “Schedules”) form part of this Agreement:

Schedule A	-	U.S. Accredited Investor Status Certificate

Schedule B	-	Registration Instructions

ARTICLE 2

TRANCHE 2 SUBSCRIPTION

2.1	Tranche 2 Subscription

Upon the terms and subject to the conditions set forth in this Agreement, at the Tranche 2 Closing Date, the Investor agrees to subscribe for and purchase US$329,852,134.38 of Common Shares (the “Purchased Shares”) at a price per Purchased Share equal to the Tranche 2 Subscription Price, subject to the limitations under Section 2.2 and the fulfilment of the conditions precedent contained herein. Subject to Section 6.4, the Tranche 2 Closing shall not occur if the Investor receives a Change of Control Notice from the Corporation prior to the Tranche 2 Closing.

The Investor shall purchase the Purchased Shares and pay the Tranche 2 Subscription Price at the Tranche 2 Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation.

2.2	Subscription Limitations

Notwithstanding the obligation of the Investor set forth in Section 2.1, the maximum number of Common Shares issuable hereunder shall be the lesser of:

(i)

the maximum amount that Investor may hold that will not reasonably be expected to result in Investor having to consolidate the Corporation’s financial performance in connection with preparing the Investor’s financial statements under U.S. GAAP, unless the Investor consents otherwise; and

(ii)	the number of Common Shares that will, upon completion of the Tranche 2 Investment, result in the Investor holding 30% of the issued and outstanding Common Shares.

ARTICLE 3

REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS

AND AUTHORIZATIONS

3.1	Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b)

the Corporation and each of the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. The Corporation and each of the Subsidiaries is qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not result in a Material Adverse Change, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Corporation, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. None of the outstanding capital stock or equity interest in any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. The constitutive or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect;

(c)

neither the Corporation nor any of its Subsidiaries is in violation of its charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Corporation’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchased Shares, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Corporation or any Subsidiary, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing

Instrument, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to result in a Material Adverse Change. No consent, approval, authorization or other order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby;

(d)

the entering into of this Agreement and the exercise of the rights and performance of the obligations hereunder and thereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, Material Contracts, mortgage, bond or other instrument to which the Corporation or any Subsidiary is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Change;

(e)

the authorized capital of the Corporation consists of an unlimited number of common shares without par value. As of the date of this Agreement, there were (i) 160,047,673 Common Shares issued and outstanding all of which have been authorized and validly issued and are fully paid and non-assessable, and (ii) outstanding options, restricted share units, performance share units and deferred share units under the Corporation Equity Incentive Plan providing for the issuance of up to 3,432,875 Common Shares upon the exercise or settlement thereof. There is no outstanding contractual obligation of the Corporation to repurchase, redeem or otherwise acquire any Common Shares or any convertible securities issued by the Corporation. Except as disclosed in the preceding sentences of this Section 3.1(e) and except as disclosed in Section 3.1(e) of the Disclosure Letter, and subject to options, restricted share units, performance share units and deferred share units issued to new hires and other employees in the ordinary course under the Corporation Equity Incentive Plan or pursuant to the Separation Transaction, the Corporation and each Subsidiary have no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Corporation or any of the Subsidiaries to issue or sell any Common Shares or other securities, including any security or obligation (including through voting agreements or voting trusts) of any kind convertible into or exchangeable or exercisable for any Common Shares, other securities of the Corporation or securities of any of the Subsidiaries;

(f)

the Corporation legally and beneficially, directly or indirectly, owns 100% of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person, other than the Subsidiaries and its equity interests held in Green Technology Metals Limited and Ascend Elements, Inc.;

(g)

the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Corporation Audited (Nil) Financial Statements or the Annual Carve-Out Financial Statements, in the auditor’s report thereon and (ii) except that the Interim Carve-Out Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. The Corporation Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries or the North American Business, as the case may be, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders’ equity and cash flows of the Corporation and the Subsidiaries or the North American Business, as the case may be, for the periods covered thereby (subject, in the case of the Interim Carve-Out Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor its Subsidiaries have any liabilities, except (i) liabilities reflected on, or reserved against, in the Corporation Financial Statements; and (ii) liabilities that have arisen since the date of the Interim Carve-Out Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law;

(h)

the Corporation and each of its Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(i)	since March 31, 2023, there has been no Material Adverse Change and neither the Corporation nor the Subsidiaries has:

(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii)

entered into any material transaction, except in each case as disclosed in the Disclosure Documents, elsewhere in this Agreement, Section 3.1.(i)(iii) of the Disclosure Letter, or in the Ordinary Course; or

(iv)	sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien (other than a Permitted Lien) on, any of its properties or assets, except in the Ordinary Course;

(j)

the Corporation and the Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation’s most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation’s most recent audited fiscal year. Since the end of the Corporation’s most recent audited fiscal year up to the end of the Corporation’s most recent reported interim financial period, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses, in each case, in the Corporation’s design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(k)

PricewaterhouseCoopers LLP, Chartered Professional Accountants, which has expressed its opinion with respect to the Corporation Audited (Nil) Financial Statements, are independent auditors with respect to the Corporation as required under applicable Securities Laws. There has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and PricewaterhouseCoopers LLP;

(l)

no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Corporation or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiary;

(m)

the Corporation and each of the Subsidiaries have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed against any of them, have not made a voluntary assignment in bankruptcy, have not taken any proceedings with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver appointed for any of property and have not had any execution or distress become enforceable or become levied upon any of property. The Corporation has, and will at the Tranche 2 Closing Date have, sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the “going concern” test under IFRS;

(n)

the Corporation and each of the Subsidiaries are, and, as applicable, since January 1, 2021 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation and the Subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change and neither the Corporation nor any of the Subsidiaries are, to the knowledge of the Corporation, under any investigation with respect to, have been charged or to the knowledge of the Corporation threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Law or a disqualification by a Governmental Entity. No material labour dispute with current and former employees of the Corporation or any of the Subsidiaries exists, or, to the knowledge of the Corporation, is imminent and, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation that would have a Material Adverse Change;

(o)

except as set forth in Section 3.1(o) of the Disclosure Letter, each of the Corporation and the Subsidiaries holds all necessary and material licences, Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(p)

except as set forth in Section 3.1(p) of the Disclosure Letter, the Corporation and its Subsidiaries, taken as a whole (i) own, lease, license, control or otherwise have legal rights to, through unpatented mining claims and millsites, fee lands, mining or mineral leases, exploration and mining permits, mineral concessions or otherwise (collectively, “Mining Rights”), all of the rights, titles and interests materially necessary or appropriate to authorize and enable the appropriate Subsidiary to access and carry on the material mineral exploration and/or mining, development and commissioning activities as currently being undertaken or as planned at the Thacker Pass Project, and (ii) are not in material default of such rights, titles and interests. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation’s interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and the Corporation and each Subsidiary has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith, except in respect of non-material Mining Rights that the Corporation or any of its Subsidiaries intends to abandon or relinquish, and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(q)

all exploration and development operations on the properties of the Corporation and its Subsidiaries, including all operations and activities relating to the construction, development and commissioning of the Thacker Pass Project, have been conducted in all material respects in accordance with good exploration, development and engineering practices, and all Applicable Laws pertaining to workers’ compensation and health and safety have been complied with in all material respects;

(r)

other than as set forth in Section 3.1(r) of the Disclosure Letter, the Corporation or its Subsidiaries own, lease, control or otherwise have legal rights to all material Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or its Subsidiaries, as applicable, and subject to the nature and scope of the relevant project, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(r) the Disclosure Letter, no material commission, royalty, license fee or similar payment to any person with respect to the Mining Rights is payable, except which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. All material Mining Rights in which the Corporation or its Subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all Applicable Laws and are valid and subsisting. The Corporation and its Subsidiaries have or expect to obtain in the Ordinary Course all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting the Corporation or its Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of the Corporation or its Subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or its Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(s)

the disclosure of the Mining Rights of the Corporation and its Subsidiaries as reflected in the Corporation Financial Statements, or as described in the Circular, constitutes an accurate description, in all material respects, of all material Mining Rights held by the Corporation and its Subsidiaries, and the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change on the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(t)

with respect to each Material Contract: (i) such Material Contract is in full force and effect and is a valid and binding agreement of the applicable Corporation or Subsidiary, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) the Corporation or any of the Subsidiaries (as applicable) is not in breach, violation or default in any material respect, nor has such Corporation or Subsidiary received any written notice of breach of, violation of or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Material Contract; (iii) to the Corporation’s knowledge, no other party is in breach or default in any material respect under such Material Contract; and (iv) the Corporation or Subsidiary (as applicable) has not received any written notice from any counterparty thereto to terminate (other than Material Contracts that are expiring pursuant to their terms) or not renew any Material Contract. The Corporation and the Subsidiaries do not have any Contracts of any nature whatsoever to acquire, be acquired by, merge or enter into any business combination or joint venture agreement with any entity, or to acquire any other business or operations;

(u)	other than as would not result in a Material Adverse Change:

(i)

all Taxes due and payable by the Corporation and the Subsidiaries have been paid. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns, declarations, remittances and filings are complete and accurate in all material respects;

(ii)

no audit or examination of any Tax of the Corporation or any of the Subsidiaries, other than income tax ruling applications in respect of the Separation Transaction, is currently in progress or, to the knowledge of the Corporation, threatened; and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries. All deficiencies proposed as a result of any audits have been paid, reserved against, settled, or, as disclosed, are being contested in good faith by appropriate proceedings. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or such Subsidiary does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction;

(iii)

none of the Corporation or the Subsidiaries (A) have entered into a written agreement or waiver extending any statute of limitations relating to the assessment, payment or collection of Taxes or the filing of Tax Returns that has not expired or (B) is presently contesting any Tax liability before any Governmental Entity, court, tribunal or other applicable agency;

(iv)

all Taxes that the Corporation and the Subsidiaries are (or were) required by Applicable Law to withhold or collect in connection with amounts paid, credited or owing to any Person (including any employee, independent contractor, creditor, stockholder, member or other third party) have been duly withheld or collected, and have been duly and timely paid over to the proper Governmental Entity to the extent due and payable. Each of the Corporation and the Subsidiaries has properly collected and remitted sales, use, value-added, goods and services, GST/HST, property, and similar Taxes with respect to sales, services, and similar transaction;

(v)

none of the Corporation or the Subsidiaries (A) has been a member of any affiliated group filing or required to file a consolidated, combined, unitary, or other similar Tax Return (other than any such group of which the Corporation or such Subsidiary is the common parent) or (B) has any liability for the Taxes of any Person as a transferee or successor or by contract (other than ordinary course of business agreements, such as leases or loans, the focus of which is not Taxes);

(vi)	there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Corporation or any Subsidiaries;

(vii)

none of the Corporation or the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Tranche 2 Closing Date as a result of any of the following that occurred or exists on or prior to the Tranche 2 Closing Date: (A) a change in method of accounting; (B) an agreement with any taxing authority or Governmental Entity; (C) an installment sale or open transaction; or (D) a prepaid amount;

(viii)

none of the Corporation and the Subsidiaries has any permanent establishment or otherwise has become subject to Tax in a jurisdiction other than the country of its formation or where it is filing Tax returns;

(ix)

except in respect of the Separation Transaction where the Corporation and Lithium Argentina have executed a mutual tax indemnity, none of the Corporation and the Subsidiaries is a party to, or bound by, any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract;

(x)

each of the Corporation and the Subsidiaries has complied with all transfer pricing rules (including maintaining appropriate documents for all transfer pricing arrangements for purposes of Section 482 of the Code, section 247 of the Income Tax Act (Canada), or any similar provision in the Tax law of another jurisdiction);

(xi)

there is no power of attorney given by or binding upon the Corporation or any Subsidiaries with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired;

(v)

each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(w)

with respect to the interests in real property comprising the Thacker Pass Project (the “Thacker Pass Properties”), (i) one of the Subsidiaries has good and marketable title to all of that portion of the Thacker Pass Properties comprised of fee lands, free and clear of all Liens other than Permitted Liens, and (ii) with respect to the unpatented mining claims and millsites comprising a portion of the Thacker Pass Project (collectively, the “Unpatented Claims”), subject to the paramount title of the United States of America, one of the Subsidiaries holds good record title to and a valid possessory interest in the Unpatented Claims, free and clear of all Liens other than Permitted Liens, and (A) that Subsidiary is in exclusive possession thereof; (B) all such Unpatented Claims were located, staked, filed and recorded on available public domain land in material compliance with all

Applicable Laws; (C) annual assessment work (if applicable) sufficient to satisfy the requirements of Applicable Laws was timely and properly performed on or for the benefit of all such Unpatented Claims and affidavits evidencing such work were timely recorded and filed with the appropriate Governmental Entities, or claim maintenance fees required to be paid under Applicable Laws in lieu of the performance of assessment work in order to maintain the Unpatented Claims have been timely and properly paid and affidavits or other notices evidencing such payments as required under Applicable Laws have been timely and properly filed and recorded; (D) there are no material conflicts between the Unpatented Claims and unpatented mining claims or millsites owned by third parties; and (E) there are Claims pending or, to the knowledge of the Corporation or the Subsidiaries, threatened against or affecting any of the Unpatented Claims;

(x)	other than as set forth in Section 3.1(x) of the Disclosure Letter, with respect to the water rights for water use at the Thacker Pass Project:

(i)	the Corporation holds good and valid title to or has an irrevocable option to purchase those water rights, free and clear of all Liens other than Permitted Liens;

(ii)	each of the water rights is approved, valid and in good standing in the records of the Nevada State Engineer’s Office;

(iii)

the water rights are adequate, assuming that the existing and future sources can produce the full permitted annual volume and peak flows, for the development and operation of the Thacker Pass Project as contemplated by the Corporation;

(iv)

one of the Subsidiaries or the current owner of the water rights has acted with reasonable diligence to work toward placing the water rights to beneficial use, and none of the water rights is presently subject to forfeiture or partial forfeiture from any non-use; and

(v)

none of the Subsidiaries or the Corporation has received or has knowledge of any written notices from the Nevada State Engineer or any other Governmental Entities respect to any violations, deficiencies or expired deadlines concerning the water rights;

(y)	Computershare Investor Services Inc. is duly appointed as the registrar and transfer agent of the Common Shares;

(z)

the Corporation is a “reporting issuer” within the meaning of applicable Securities Laws in all provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory or Governmental Entity has issued any order preventing or suspending trading of any securities of the Corporation, and the Corporation is not in default of any material provision of applicable Securities Laws. The Common Shares are or will be listed on the TSX and NYSE and trading in the Common Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Corporation is pending or, to the knowledge of the Corporation, threatened. Neither the Corporation nor its Subsidiaries have received notice of any Claim, inquiry, review or investigation (formal or informal) of the Corporation or its Subsidiaries by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSX or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable Securities Laws. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction. The Corporation has filed all documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX and the NYSE. The documents and information comprising the Disclosure Documents, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Corporation has not filed any confidential material change report that at the date hereof remains confidential;

(aa)

the proven and probable mineral reserves and mineral resources, as set forth in Section 3.1(aa) of the Disclosure Letter, were in all material respects prepared in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all Applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Corporation or any of the Subsidiaries, or any of their joint ventures, taken as a whole, from the amounts most recently set forth in Section 3.1(aa) of the Disclosure Letter;

(bb)

section 3.1(bb) of the Disclosure Letter sets forth a correct list of all material Permits and all such material Permits are in full force and effect, and the Corporation and its Subsidiaries have performed all of its and their obligations under and are, other than as disclosed in Section 3.1(bb) of the Disclosure Letter, and have been, in material compliance with all such Permits. The Corporation and its Subsidiaries are not in violation of, or in material default under, any of the Permits and the Corporation and its Subsidiaries have not received any written or, to its and their knowledge, oral notice from any Governmental Entity (i) indicating or alleging that the Corporation or its Subsidiaries do not possess any material Permit required to own, lease, and operate its properties and assets or to conduct the business as currently conducted or (ii) threatening or seeking to withdraw, revoke, terminate, or suspend any of its or their material Permits. None of the Corporation nor its Subsidiaries’ Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement;

(cc)

each of the Corporation and the Subsidiaries owns or possesses the right to use (i) all patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), continuations, divisionals, continuations-in-part, revisions, provisionals and patents issuing on any of the foregoing, and any renewals, reexaminations, substitutions, extensions, reissues and counterparts of any of the foregoing, together with all prosecution files, utility models and invention disclosures, (ii) all trademarks, service marks, product and service names, brands, trade dress, logos, trade names, designs, business symbols, corporate names, and other indicia of source or business identifiers, whether registered or unregistered, (including all rights to sue in passing off), and all applications, registrations and renewals and extensions of or in connection therewith and common law trademarks and service marks, together with all of the goodwill associated with any of the foregoing, (iii) all copyrights, moral rights, topography rights, rights in databases and design rights, and all applications, registrations, renewals and reversions of or in connection therewith, and all works of authorship (published and unpublished), including rights in software, (iv) domain names, domain name registrations, websites, website content, and social media identifiers, names and tags (including accounts therefor and registrations thereof), (v) all trade secrets, proprietary information, data, know-how and other confidential business or technical information (including research and development, compositions, industrial designs, industrial property, manufacturing and production processes, technical data, designs, specifications and business and marketing plans and proposals), (vi) publicity and privacy rights, (vii) all other forms of rights in technology (whether or not embodied in any tangible form) and including all tangible embodiments of the foregoing, and (viii) all other intellectual property, proprietary and other rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world, (collectively, “Intellectual Property”) necessary to permit the Corporation and the Subsidiaries to conduct their business as currently conducted and planned to be conducted. Neither the Corporation nor any of the Subsidiaries has received any notice nor does or has the business of the Corporation or any of the Subsidiaries infringed or conflicted with rights of others with respect to any Intellectual Property, and neither the Corporation nor any of the Subsidiaries have knowledge of any facts or circumstances that would render any Intellectual Property owned by the Corporation and its Subsidiaries invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein;

(dd)

the Corporation and its Subsidiaries take and have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by the Corporation and its Subsidiaries and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or its Subsidiaries have disclosed any such confidential Intellectual Property to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information;

(ee)

neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Intellectual Property owned by the Corporation and its Subsidiaries; (ii) a breach of any Material Contract related to Intellectual Property; (iii) the release, disclosure, or delivery of any Intellectual Property owned by the Corporation and its Subsidiaries, by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Intellectual Property owned by the Corporation and its Subsidiaries;

(ff)

all Persons who have contributed, developed or conceived any Intellectual Property owned by the Corporation and its Subsidiaries have done so pursuant to a valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and its Subsidiaries and grants the Corporation and its Subsidiaries exclusive ownership of the Person’s contribution, development or conception;

(gg)

(i) the Corporation and each Subsidiary, their respective properties and assets, and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor the Subsidiaries are in material violation of any regulation relating to the Release or Threatened Release of Hazardous Materials; (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and Environmental Permits; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or a Claim by any private party or Governmental Entity, against or affecting the Corporation or the Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries as presently conducted or as planned, except for such Environmental Permits which if not obtained would not have a Material Adverse Change. Except as set forth on Section 3.1(gg) of the Disclosure Letter, the Corporation and each Subsidiary has, collectively, obtained or possess all material Permits required by Applicable Law and/or expects to receive all renewals for material Permits, including all material Environmental Permits, to own, lease, and operate its properties and assets and to conduct the business as currently conducted or proposed to be conducted by the Corporation and the Subsidiaries, including access to and the construction, commissioning and operation of the Thacker Pass Project. Each material Environmental Permit, is valid, subsisting and in good standing and neither the Corporation nor any such Subsidiary is in default or breach of any material Environmental Permit, and no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any material Environmental Permit. No approval, consent or authorization of any aboriginal or native group is pending for the operation of the businesses carried on or proposed to be commenced by the Corporation or any of its Subsidiaries, including access to and the construction, commissioning and operation of the Thacker Pass Project. Neither the Corporation nor any of its Subsidiaries has used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials, except where such use would not reasonably be expected to result in a Material Adverse Change. Neither the Corporation nor any of its Subsidiaries, including if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Law, and neither the Corporation nor any of its Subsidiaries, including if applicable, any predecessor companies, have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or any Subsidiary, nor has the Corporation or any

Subsidiary received notice of any of the same. Except as ordinarily or customarily required by applicable Environmental Permits, neither the Corporation nor any of its Subsidiaries has received any notice or Claim wherein it is alleged or stated that it is potentially responsible in a material amount for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. There are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any of its Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(hh)

in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation’s attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(ii)

neither the Corporation nor any of its Subsidiaries sponsors or maintains or has any obligation to make contributions to any “pension plan” (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(jj)

other than fees to be paid to the Corporation’s financial advisors in connection with the advisory services rendered by them in connection with the transactions contemplated by this Agreement as disclosed in Section 3.1(jj) of the Disclosure Letter, there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement;

(kk)

the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act;

(ll)

each of the Corporation and the Subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Corporation and the Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. Neither the Corporation nor the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(mm)

neither the Corporation nor any of the Subsidiaries nor any director, officer, or employee of the Corporation or any of the Subsidiaries, nor to the knowledge of the Corporation, any agent, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation’s affiliates have conducted their respective businesses in compliance with the FCPA and CFPOA and have instituted and maintain (or are in the process of instituting and maintaining) policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(nn)

the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(oo)

neither the Corporation, the Subsidiaries, directors, officers, or employees, nor, to the knowledge of the Corporation, after reasonable inquiry, any agent, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries is currently the subject or the target of any U.S. Sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State, the United Nations

Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant Sanctions Authority; nor is the Corporation or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, Russia and Syria; and the Corporation will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Corporation and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country;

(pp)

neither the Corporation, nor any of its Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of the Corporation, indirect owner of one percent (1%) or more interest in the Corporation as of the date of this Agreement, or any direct or, to the knowledge of the Corporation, indirect owner that may acquire five percent (5%) or more interest in the Corporation after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of the Corporation, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(qq)	the Corporation is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;

(rr)

there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (i) the Corporation and each of the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (ii) the Corporation and each of the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change; and (iii) the Corporation and each of the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(ss)

the Corporation and each of the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation the Health Insurance Portability and Accountability Act of 1996, and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in material compliance with, the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679), to the extent the GDPR applies to the Corporation (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (the “Policies”). The Corporation and each of the Subsidiaries have at all times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(tt)

the Corporation believes that will be a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) for its current tax year and may be a PFIC in future tax years;

(uu)

neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(vv)

the Corporation is not, and will not be, either after receipt of payment for Purchased Shares or after the application of the proceeds therefrom, required to register as an “investment company” under the Investment Company Act of 1940, as amended;

(ww)

there are no business relationships or related-party transactions involving the Corporation or any of its Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(xx)

none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(yy)

the Purchased Shares, at the Tranche 2 Closing, shall be duly authorized, validly issued, fully paid and non-assessable common shares of the Corporation and the provisions thereof shall conform in all material respects with their descriptions in this Agreement;

(zz)

none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. There are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of its Subsidiaries;

(aaa)

the issue of the Purchased Shares will not be subject to any pre-emptive right, rights of first refusal or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject;

(bbb)

the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Purchased Shares. The Corporation has obtained or will obtain prior to Tranche 2 Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including the conditional approvals of the TSX and the NYSE;

(ccc)

the Corporation and its Subsidiaries have to their knowledge provided truthful and materially complete information to CFIUS and Canadian Governmental Authorities with respect to inquiries or requests that the Corporation or its Subsidiaries have received, including all Specified Matters;

(ddd)	to the Corporation’s knowledge, there are no undisclosed facts or circumstances which may constitute a Material Adverse Change; and

(eee)

as of the date of this Agreement, neither the Corporation nor any of its Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation’s Thacker Pass Project or assets related thereto, (ii) acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement with respect to production at the Thacker Pass Project, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any person or that person’s affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of its Subsidiaries, pursuant to which such person would own any of the consolidated assets, net revenues or net income of the Corporation and its Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation, in all cases of clauses (i)-(vi), where such transaction is to be entered into with any FEOC.

3.2	Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

this Agreement has been duly authorized, executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement or undertaking to which the Investor is subject;

(b)

the Investor has been duly incorporated and is validly existing as a limited liability company under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute and deliver the Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c)

the Investor is subscribing for the Purchased Shares as principal for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws) for investment purposes only and has no current intention to sell or otherwise dispose of the Purchased Shares;

(d)	the Investor is not a “bad actor” within the meaning of Rule 506(d) promulgated under the U.S. Securities Act; and

(e)	the Investor has not received or been provided with a prospectus or an offering memorandum (as such term is defined in the Securities Act (Ontario)).

3.3	Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a)

no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Shares;

(b)	the Purchased Shares will be subject to a restricted period on resale prescribed by Section 2.5 of National Instrument 45-102 – Resale of Securities and the Investor Rights Agreement; and

(c)

the certificate representing the Purchased Shares, when issued, will bear or be bound by, a legend substantially in the form set out in Schedule A hereto, as well as any legends prescribed by the Securities Laws of Canada and the United States and the policies of the TSX and NYSE.

ARTICLE 4

CONDITIONS PRECEDENT TO TRANCHE 2 CLOSING

4.1	Investor’s Conditions Precedent to Tranche 2 Closing

The Investor’s obligation under this Agreement to purchase the Purchased Shares, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a)

(i) the representations and warranties of the Corporation contained in Sections 3.1(a) (Due Authorization), 3.1(b) (Organization and Existence) and 3.1(d) (Subsidiaries) of this Agreement shall be true and correct in all respects as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Change, in all respects) as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b)

(i) the Investor Rights Agreement and the Offtake Agreement shall remain in full force and effect and (ii) the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 2 Closing;

(c)

the Investor shall have received a certificate from a senior officer of the Corporation (on the Corporation’s behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a) and 4.1(b);

(d)

there shall be no issued Order, injunction, judgment or ruling filed, entered, issued, or imposed by any Governmental Entity reasonably expected to have the effect of enjoining, delaying, restricting, preventing, or making illegal the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions contemplated hereby or thereby are improper and no Applicable Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of any of such transactions illegal;

(e)	[Redacted]

(f)	[Redacted]

(g)	no Material Adverse Change shall have occurred;

(h)	the Common Shares shall continue to be listed for trading on the TSX and the NYSE as at the Tranche 2 Closing Date;

(i)

the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(j)

the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including any required conditional approval of the TSX and any required authorization of the NYSE;

(k)

the Corporation shall have secured sufficient Available Capital to complete the Thacker Pass Development Plan Funding, and shall have delivered to Investor a certificate from the chief financial officer of the Corporation certifying that it has secured all such Available Capital (the “TP Available Capital Notice”);

(l)

all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws; and

(m)	the Investor shall have received the closing deliveries set forth in Section 5.2.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Investor may elect not to complete the Tranche 2 Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2	Issuer’s Conditions Precedent to Tranche 2 Closing

The Corporation’s obligation under this Agreement to issue and sell the Purchased Shares, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a)

the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b)

the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 2 Closing;

(c)

the Corporation shall have received a certificate from an officer of the Investor (on the Investor’s behalf and without personal liability), in form and substance satisfactory to the Corporation, acting reasonably, confirming the conditions referred to in Sections 4.2(a) and 4.2(b);

(d)

there shall be no issued Order, injunction, judgment or ruling filed, entered, issued, or imposed by any Governmental Entity reasonably expected to have the effect of enjoining, delaying, restricting, preventing, or making illegal the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions contemplated hereby or thereby are improper and no Applicable Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of any of such transactions illegal;

(e)

the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including any required conditional approval of the TSX and any required authorization of the NYSE; and

(f)	the Corporation shall have received the closing deliveries set forth in Section 5.3.

If any of the foregoing condition has not been fulfilled by the Tranche 2 Closing Date, the Corporation may elect not to complete the Tranche 2 Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5

TRANCHE 2 CLOSING

5.1	Time and Place of Tranche 2 Closing

The closing of the subscription and issuance of the Purchased Shares (the “Tranche 2 Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Tranche 2 Closing Time, or at such other place, date or time as agreed upon by the Investor and the Corporation.

5.2	Issuer’s Tranche 2 Closing Deliveries

At or prior to the Tranche 2 Closing Time, the Corporation shall deliver to the Investor the following:

(a)	a certificate of good standing of the Corporation dated within two (2) Business Days of the Tranche 2 Closing Date issued pursuant to the BCBCA;

(b)

a certificate dated the date of Tranche 2 Closing addressed to the Investor and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation (in each case without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), certifying with respect to:

(i)	the currently effective constating documents of the Corporation;

(ii)	the necessary corporate approvals of the Corporation for the offering and issuance of the Purchased Shares and the other transactions contemplated by this Agreement; and

(iii)	an incumbency and signatures of signing persons of authority and officers of the Corporation;

(c)

a corporate law and Securities Law opinion from the Corporation’s legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the distribution of the Purchased Shares, an exemption to the registration requirements under Securities Laws and other related matters;

(d)

a legal opinion, in a form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in the State of Nevada and the ownership of the Thacker Pass Project and the Corporation’s interest therein;

(e)	evidence of any required conditional approval of the TSX and any required authorization of the NYSE with respect to the sale and the listing of the Purchased Shares as herein contemplated;

(f)

share certificate(s) or Direct Registration System statement(s) representing the Purchased Shares and registered in accordance with the registration instructions set forth in Schedule B hereto, or as may be otherwise subsequently directed by the Investor in writing; and

(g)	such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

5.3	Investor’s Tranche 2 Closing Deliveries.

At or prior to the Tranche 2 Closing Time, the Investor shall deliver to the Corporation, the following:

(a)	a completed Accredited Investor Status Certificate, in the form attached hereto as Schedule A and completed registration details as set forth in Schedule B;

(b)	the Tranche 2 Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation; and

(c)	such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

ARTICLE 6

COVENANTS

6.1	Actions to Satisfy Tranche 2 Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 4 and make all of their respective deliveries set forth in Article 5 as soon as practicable and prior to the Outside Date.

6.2	Consents, Approvals and Authorizations

(a)

The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to this Agreement and the transactions contemplated hereby.

(b)

The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSX or the NYSE in connection with the transactions contemplated by this Agreement. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c)

Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSX and the NYSE. If the approval or authorization of either of the TSX and the NYSE is “conditional approval” subject to the making of customary deliveries to the TSX or the NYSE after the Tranche 2 Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSX or the authorization from the NYSE, as applicable.

(d)

The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the transactions contemplated hereby, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

6.3	Notice

Until the earlier of the Tranche 2 Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Tranche 2 Closing Time; or

(b)	result in the failure of the Corporation to comply in any material respect with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

6.4	Change of Control

If the Corporation becomes subject to a binding agreement or otherwise announces a Change of Control or a Third Party announces an intention to complete a Change of Control, the Corporation shall provide a Change of Control Notice to the Investor at least sixty (60) days prior to the date of the closing of the Change of Control transaction. Upon receipt of such Change of Control Notice, the Investor may (but shall not be obligated to) waive the conditions precedent in its favour contained in Section 4.1, in which case the parties shall proceed to complete the Tranche 2 Investment prior to the consummation of the Change of Control and the Change of Control Notice shall be deemed to serve as the TP Available Capital Notice for the purpose of determining the Tranche 2 Subscription Price.

ARTICLE 7

TERMINATION

7.1	Termination

This Agreement shall terminate upon:

(a)	the date on which this Agreement is terminated by the mutual consent of the parties;

(b)	written notice by either party to the other upon completion of a Change of Control in the event the Tranche 2 Closing has not occurred prior to the completion of such Change of Control;

(c)

written notice by either party to the other in the event the Tranche 2 Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Tranche 2 Closing to occur by such date;

(d)

by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(e)

by the Investor, if the Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of the Outside Date and the date that is thirty (30) days after the Corporation’s receipt of written notice from the Investor stating the Investor’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination or (B) is incapable of being cured;

(f)

by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2 and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of the Outside Date and the date that is thirty (30) days after the Investor’s receipt of written notice from the Corporation stating the Corporation’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination or (B) is incapable of being cured; or

(g)

the date on which this Agreement is terminated by written notice of the Investor on the dissolution or bankruptcy of the Corporation or the making by the Corporation of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation under the Companies Creditors’ Arrangement Act (Canada) or any similar legislation of any jurisdiction.

7.2	Effect of Termination

In the event of the termination of this Agreement as provided in this Article 7, this Agreement shall become void and of no further force or effect without liability of any party (or any Corporation or Investor shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party resulting from a willful and material breach of this Agreement prior to the date of termination.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification by the Corporation

(a)

The Corporation shall indemnify and save harmless the Investor and each of its directors, officers and employees (collectively referred to as the “Investor Indemnified Parties”) from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii)

any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement as of the date of the Tranche 2 Closing Time, with the same force and effect as if made on and as at the date of the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b)	The Corporation’s obligations under Section 8.1(a) shall be subject to the following limitations:

(i)	the Survival Date, in accordance with Section 8.5;

(ii)

the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology; and

(iii)

the Corporation shall not be liable for any amount under this Article 8 to the extent an Investor Indemnified Party has been fully compensated for a Loss under any other provision of this Agreement, or the Master Purchase Agreement or under any other agreement or action at law or equity.

8.2	Indemnification by the Investor

(a)

The Investor shall indemnify and save harmless the Corporation and its directors, officers and employees (collectively referred to as the “Corporation Indemnified Parties”) from and against any Losses which may be made or brought against the Corporation Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Investor contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Investor contained in this Agreement or given at the Tranche 2 Closing Time.

(b)	The Investor’s obligations under Section 8.2(a) shall be subject to the Survival Date in accordance with Section 8.5.

8.3	Indemnification Procedure

(a)

Promptly, and in any event within 20 days, after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party, notify the Indemnifying Party of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a “Third Party”) against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is actually and materially prejudiced by such failure to so notify.

(b)

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such sixty-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the sixty-day period (or any mutually agreed upon extension thereof) the parties cannot agree to the validity and amount of such Claim, the Indemnified Party and the appropriate Indemnifying Party shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 9.6) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c)

With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Indemnifying Party under Section 8.3(a), the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 8.3(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article.

(d)

Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 8.3(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e)

The final determination of any Claim pursuant to this Section 8.3, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(f)

If the Indemnifying Party does not assume control of a Claim as permitted in Section 8.3(b), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such claim without the consent of the Indemnifying Party.

(g)

Notwithstanding anything to the contrary in this Section 8.3, the indemnity obligations in this Article 8 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Indemnified Party may be subject were caused solely by the negligence, fraud or wilful misconduct of the Indemnified Party.

(h)

Except for any Claims arising from negligence, fraud or wilful misconduct of the Indemnifying Party, the rights to indemnification set forth in this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision, tort or common law) in respect of:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement.

(i)

An Investor Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.4	Contribution

If the indemnification provided for in this Article 8 is held by a court of competent jurisdiction to be unavailable to a Indemnified Party with respect to any Losses referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with matters that resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

8.5	Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Purchased Shares and shall continue in full force and effect for a period ending on the date that is twelve (12) months following the Tranche 2 Closing, notwithstanding any subsequent disposition by the Investor of the Purchased Shares or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a), 3.1(b), 3.1(c), and 3.1(h) of this Agreement and the representations of the Investor set forth in Section 3.2 of this Agreement shall survive indefinitely (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the “Survival Date”). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 8 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

8.6	Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Indemnifying Party shall not be required to indemnify any Indemnifying Party for the Loss that could have been avoided if the Indemnified Party had made such efforts.

8.7	Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 8, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 8 and the Corporation is acting on its own behalf and as agent for the other Corporation Indemnified Parties referred to in this Article 8. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 8 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties, and the Corporation shall act as trustee for such Corporation Indemnified Parties of the covenants of the Investor under this Article 8 with respect to such Corporation Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Corporation Indemnified Parties.

ARTICLE 9

GENERAL PROVISIONS

9.1	Expenses

Each party shall bear its own fees and expenses incurred in connection with this Agreement.

9.2	Time of the Essence

Time shall be of the essence of this Agreement.

9.3	Further Acts

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties may reasonably require from time to time for the purpose of giving effect to this Agreement.

9.4	Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

9.5	Governing Law

This Agreement shall be construed and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

9.6	Jurisdiction and Venue

Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be Toronto, Canada and it shall be conducted in the English language. Notwithstanding Section 9.5, the arbitration and this agreement to arbitrate shall be governed by Ontario’s International Commercial Arbitration Act, 2017, S.O. 2017, c. 2, Sched. 5. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. Notwithstanding the foregoing, in the event either party seeks injunctive relief, they may seek to have that dispute determined by the Ontario Superior Court of Justice or any other court of competent jurisdiction.

9.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.8	Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

9.9	Notices

Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Investor, be addressed to:

General Motors Holdings LLC

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

with copies to:

General Motors Holdings LLC

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

Mayer Brown LLP

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

and in the case of notice to the Corporation shall be addressed to:

Lithium Americas Corp.

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

with copies to (which shall not constitute notice):

Lithium Americas Corp.

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

Cassels Brock & Blackwell LLP

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m., be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 9.9.

9.10	Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

9.11	Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to any Affiliate of the Investor that is “related” to the Investor (as defined in the Income Tax Act (Canada)) at the time of the assignment and transfer until the Transfer Restrictions no longer apply; provided that no such assignment shall relieve the Investor of any of its obligations hereunder and provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement.

9.12	No Third-Party Beneficiaries

Except as provided in Article 8 with respect to indemnification, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.13	Public Notices/Press Releases

The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party’s announcement shall be approved by the other party in advance, acting reasonably.

No party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(b)

make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other party; provided, however, that, this Section 9.13 shall be subject to each party’s overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.14	Public Disclosure

During the period from the date of this Agreement to the Tranche 2 Closing, the Corporation shall provide prior notice to the Investor of any public disclosure that it proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor or any of its Affiliates without the Investor’s prior written consent, in its sole discretion.

9.15	Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

LITHIUM AMERICAS CORP.

Per:	(signed) Jonathan Evans
Name: Jonathan Evans
Title: Director, President and CEO

GENERAL MOTORS HOLDINGS LLC

Per:	(signed) Zach Kirkman
Name: Zach Kirkman
Title: Vice President, Corporate
Development and Global M&A

[Signature page to Spinco Tranche 2 Subscription Agreement]

SCHEDULE A

U.S. ACCREDITED INVESTOR STATUS CERTIFICATE

In addition to the representations, warranties, acknowledgments and agreements contained in the subscription agreement dated October 3, 2023, among the Corporation and the Investor (the “subscription”), to which this U.S. Accredited Investor Status Certificate (this “Certificate”) is attached:

1.	The Investor hereby represents, warrants, acknowledges and agrees to and with the Corporation that the Investor:

(a)	is a U.S. Person resident of the jurisdiction of its disclosed address set out in the subscription;

(b)

has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions detailed in the subscription and it is able to bear the economic risk of loss arising from such transactions;

(c)

is acquiring the Purchased Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Purchased Shares in violation of the United States securities laws and, in particular, it has no intention to distribute either directly or indirectly any of the Purchased Shares in the United States or to U.S. Persons; provided, however, that the Investor may sell or otherwise dispose of any of the Purchased Shares pursuant to registration thereof under the U.S. Securities Act, and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(d)

is not acquiring the Purchased Shares as a result of any form of general solicitation or general advertising, as such terms are defined for purposes of Regulation D under the U.S. Securities Act, including without limitation any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio or television or other form of telecommunications, or published or broadcast by means of the Internet or any other form of electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e)

understands the offer and sale of the Purchased Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and applicable State securities laws;

(f)	satisfies one or more of the categories indicated below (check appropriate box):

☐	Category 1:	An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the Purchased Shares offered, with total assets in excess of $5,000,000;

☐	Category 2:	A natural person whose individual net worth, or joint net worth with that person’s spouse, on the date of purchase exceeds $1,000,000 excluding the value of the primary residence of that person;

Note: For purposes of calculating “net worth” under this paragraph:

(i) The person’s primary residence shall not be included as an asset;

(ii)  Indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(iii)  Indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

☐	Category 3:	A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	Category 4:	A bank as defined under Section (3)(a)(2) of the U.S. Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if the plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) if investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Category 5:	A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

☐	Category 6:	A director or executive officer of the Corporation;

☐	Category 7:	A trust that (a) has total assets in excess of $5,000,000, (b) was not formed for the specific purpose of acquiring the Purchased Shares and (c)is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Purchased Shares as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

☐	Category 8:	An entity in which all of the equity owners are accredited investors.

☐	Category 9:	Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of US$5,000,000;

☐	Category 10:	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐	Category 11:	A natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Securities and Exchange Commission (the “SEC”) has designated as qualifying an individual for accredited investor status;

☐	Category 12:	A natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such Act;

☐	Category 13:	A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of US$5,000,000, (ii) that was not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐	Category 14:	A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

2.	The Investor acknowledges and agrees that:

(a)

the Investor will not engage in any “directed selling efforts” (as defined in Rule 902 promulgated under the U.S. Securities Act) in connection with the resale of any of the Purchased Shares pursuant to Rule 904 promulgated under the U.S. Securities Act; provided, however, that the Investor may sell or otherwise dispose of any of the Purchased Shares pursuant to registration thereof under the U.S. Securities Act and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(b)	if the Investor decides to offer, sell or otherwise transfer any of the Purchased Shares, it will not offer, sell or otherwise transfer any of such securities, directly or indirectly, unless:

(i)	the sale is to the Corporation;

(ii)	the sale is made pursuant to the registration requirements under the U.S. Securities Act;

(iii)	the sale is made pursuant to the requirements of Rule 904 promulgated under the U.S. Securities Act;

(iv)

the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder if available and in accordance with any applicable State securities laws; or

(v)

the Purchased Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable State securities law, and it has prior to such sale furnished to the Corporation an opinion of counsel reasonably satisfactory to the Corporation;

(c)

upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable State securities laws, the certificates representing any of the Purchased Shares will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM

REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

and provided that if any of the Purchased Shares are being sold by the Investor in an off-shore transaction and in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing such evidence as the Corporation or its transfer agent may from time to time reasonably prescribe (which may include an opinion of counsel reasonably satisfactory to the Corporation and its transfer agent), to the effect that the sale of the Purchased Shares is being made in compliance with Rule 904 of Regulation S;

and provided further, that if any of the Purchased Shares are being sold pursuant to Rule 144 of the U.S. Securities Act and in compliance with any applicable State securities laws, the legend may be removed by delivery to the Corporation’s transfer agent of an opinion reasonably satisfactory to the Corporation and its transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and State securities laws;

(d)

the Corporation may make a notation on its records or instruct the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein and the subscription;

(e)

the Investor understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(f)

the Investor understands that the Purchased Shares are “restricted securities” under applicable federal securities laws and that the U.S. Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Purchased Shares only pursuant to an effective registration statement under the U.S. Securities Act or an exemption therefrom, and, other than as set out herein or in the Investor Rights Agreement, the Investor understands that the Corporation has no obligation to register the offer or sale of any of the Purchased Shares or to take action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that absent registration, under the rules of the SEC, the Investor may be required to hold the Purchased Shares indefinitely or to transfer the Purchased Shares in the United States or to U.S. Persons in “private placements” which are exempt from registration under the U.S. Securities Act, in which event the transferee may acquire “restricted securities” subject to the same limitations as in the hands of the Investor. As a consequence, the Investor understands that it must bear the economic risks of the investment in the Purchased Shares for an indefinite period of time;

(g)	the Investor understands and acknowledges that the Corporation is not obligated to remain a “foreign issuer” (as defined in Rule 902(e) of Regulation S);

(h)

the Investor understands and agrees that there may be material tax consequences to the Investor of an acquisition, disposition or exercise of any of the Purchased Shares, and the Corporation gives no opinion and makes no representation with respect to the tax consequences to the Investor under United States, state, local or foreign tax law of the Investor’s acquisition or disposition of such Purchased Shares, and in particular, no determination has been made whether the Corporation will be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1291 of the United States Internal Revenue Code (the “Code”), provided, however, the Corporation agrees that it shall provide to the Investor, upon written request, all of the information that would be required for United States income tax reporting purposes by a United States security holder making an election to treat the Corporation as a “qualified electing fund” for the purposes of the Code, should the Corporation determine that the Corporation is a PFIC in any calendar year following the Investor’s purchase of the Purchased Share; and

(i)

the funds representing the Tranche 2 Subscription Price which will be advanced by the Investor to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”) and the Investor acknowledges that the Corporation may in the future be required by law to disclose the Investor’s name and other information relating to the subscription and the Investor’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and that no portion of the Tranche 2 Subscription Price to be provided by the Investor (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Investor, and it shall promptly notify the Corporation if the Investor discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

* * * * * * *

The representations, warranties, statements and certification made in this Certificate are true and accurate as of the date of this Certificate.

Capitalized terms not specifically defined in this Certificate have the meaning ascribed to them in the subscription to which this Certificate is attached.

The Investor acknowledges and agrees that the Corporation will and can rely on this Certificate in connection with the Investor’s subscription.

IN WITNESS, the undersigned has executed this Certificate as of the ____ day of _________, _____.

GENERAL MOTORS HOLDINGS LLC

Per:
Name:	Zach Kirkman
Title:	Vice President
Corporate Development and Global M&A

SCHEDULE B

REGISTRATION INSTRUCTIONS

[Redacted]